FOR IMMEDIATE RELEASE                                   Robert F. Gallagher, CFO
                                                        (651) 490-2756

            TSI BOARD REJECTS FAUTH OFFER; IS COMMITTED TO MAXIMIZING
          STOCKHOLDER VALUE; HAS INSTRUCTED INVESTMENT BANKERS TO SEEK
                                 HIGHER OFFERS

TSI's Board of Directors announced today that, after carefully considering numerous factors, it unanimously rejected John J. Fauth's $14 per share tender offer to buy the Company. The Board will continue to work with William Blair & Company, its investment banker, on ways to maximize stockholder value, including aggressively pursuing offers of higher value.

The TSI Board urges stockholders to reject Fauth's offer and not tender their shares, emphasizing that it is important for all stockholders to vote with the white proxy card for the existing Board so they can continue the process of seeking the greatest value for all our stockholders.

Donald M. Sullivan, Board spokesperson and former Chairman and CEO of MTS Systems Corporation, commented, "We are not at all sure that Mr. Fauth's offer is viable since it is contingent on numerous conditions, including his obtaining financing and succeeding on all points of his proxy contest. We also believe TSI is worth more and have instructed William Blair to seek such offers. We have already held exploratory discussions with a number of parties who have expressed interest. Mr. Fauth will be invited to join in this process."

Sullivan continued, "The TSI Board's goal is to maximize stockholder value. We just completed a record first quarter with a 28 percent increase in sales and 108 percent increase in earnings. We believe the Company has excellent short and long-term prospects."

The Company has filed a Schedule 14D-9 Solicitation/Recommendation statement with the SEC, which details the reason for the Board's rejection.

This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include uncertainties relating to competition and technological change, setbacks in product development programs, slower-than-anticipated customer acceptance of new products, delays or cancellation of government procurements, dependence on certain key industries, and risk associated with the Company's acquisition strategy and international operations.

TSI is a diversified, worldwide leader in providing measuring instruments for two major market areas: the Safety, Comfort and Health of People; and Productivity and Quality Improvement. The Company's common stock is traded on the national over-the-counter market under the Nasdaq symbol TSII. For more information see our web site at www.tsi.com.